Exhibit 99.8

SIERRA WIRELESS, INC.

(the “Company”)

CERTIFICATE

TO:

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission, New Brunswick

Office of the Superintendent of Securities Service Newfoundland and Labrador

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

RE:	The abridgement of time pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”)

In connection with the abridgement of the time periods (the “Abridgement”) by the Company for notifying various regulatory authorities, exchanges and depositories of the record date and meeting date for the Company’s special meeting of shareholders to be held on September 27, 2022, the undersigned, Jennifer Farac, Corporate Secretary and General Counsel of the Company, hereby certifies for and on behalf of the Company and not in her personal capacity as follows:

(a)	the Company has made arrangements regarding the delivery of proxy-related materials in compliance with the applicable timing requirements in Sections 2.9 and 2.12 of NI 54-101;

(b)	the Company has otherwise carried out all of the requirements of NI 54-101 in addition to those described in paragraph (a) above; and

(c)	the Company is relying upon Section 2.20 of NI 54-101 in making the Abridgement with respect to subsections 2.2(1) and 2.5(1) of NI 54-101.

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DATED as of August 26, 2022

SIERRA WIRELESS, INC.

By:	(signed) Jennifer Farac
	Name:	Jennifer Farac
	Title:	Corporate Secretary and
General Counsel

Sierra Wireless, Inc.—Abridgement Certificate